UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Utz Brands, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

918090101
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Roger K. Deromedi
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 6,984,387(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,984,387(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,984,387(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 8.39%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Represents (i) 4,584,387 shares of Class A common stock and (ii) 2,400,000 warrants to purchase shares of Class A common stock (“Warrants”).

(2) Calculated based on (i) 80,812,835 shares of Class A common stock, par value $0.0001 per share outstanding as of November 7, 2022 as reported on the Issuer’s Form 10-Q, filed on November 10, 2022 and (ii) 2,400,000 shares of Class A common stock issuable in connection with the exercise of the Warrants.

Item 1(a).	Name of Issuer
Utz Brands, Inc. (the “Issuer”)
Item 1(b).	Address of the Issuer’s Principal Executive Offices
900 High Street Hanover, PA 17331
Item 2(a).	Names of Persons Filing
This statement is filed by Roger K. Deromedi, referred to herein as the “Reporting Person”:
Item 2(b).	Address of the Principal Business Office, or if none, Residence:
C/O Utz Brands, Inc. 900 High Street Hanover, PA 17331
Item 2(c).	Citizenship
See response to Item 4 on the cover page.
Item 2(d).	Title of Class of Securities
Class A Common Stock par value $0.0001 per share ("Class A Common Stock")
Item 2(e).	CUSIP Number
918090101
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):
Not Applicable.

Item 4.

Ownership

(a)                Amount beneficially owned:

See response to Item 9 on the cover page.

(b)                Percent of Class:

See response to Item 11 on the cover page.

(c)                 Number of shares as to which the Reporting Person has:

(i)            Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)           Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)         Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)          Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

The Roger K. Deromedi Revocable Trust 2/11/2000 Amended and Restated 11/9/2011 (the “Revocable Trust”) directly holds 5,781,291 shares of the reported securities in respect of (i) 3,381,291 shares of Class A Common Stock and (ii) 2,400,000 Warrants, representing approximately 6.95% of the issued and outstanding shares of the Class A Common Stock. This percentage of ownership is based on 80,812,835 shares of Class A Common Stock outstanding as of November 7, 2022 as reported on the Issuer’s Form 10-Q, filed on November 10, 2022, plus 2,400,000 shares of Class A Common Stock issuable in connection with the exercise of the Warrants (the “Calculation Method”). Of the remaining 1,203,096 shares of Class A Common Stock (i) 840,522 are directly held by Roger K. Deromedi Irrevocable Grantor Retained Annuity Trust (the “Grantor Annuity Trust”), representing approximately 1.01% of the outstanding shares of the Class A Common Stock using the Calculation Method (ii) 2,574 are directly held by Mr. Deromedi, representing approximately 0.003% of the outstanding shares of the Class A Common Stock using the Calculation Method and (iii) 360,000 are directly held by Roger K. Deromedi Irrevocable Generation Skipping Trust dated October 1, 2020, Sandra E. Deromedi, Trustee, FBO Sandra E. Deromedi (the “Irrevocable Trust”) representing approximately 0.43% of the outstanding shares of the Class A Common Stock using the Calculation Method. The Reporting Person holds voting and dispositive power over the Revocable Trust and the Grantor Annuity Trust and therefore may be deemed to be the beneficial owner of those aforementioned securities. The Reporting Person’s spouse holds voting and dispositive power over the Irrevocable Trust and therefore Mr. Deromedi disclaims beneficial ownership of the shares held by the Irrevocable Trust.

The filing of this Statement shall not be construed as an admission that the Reporting Person, his spouse or any of the entities mentioned herein, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2023

/s/ Roger K. Deromedi
Roger K. Deromedi